Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
TO:	Wendy’s Employees

FROM:	Kerrii Anderson

DATE:	May 16, 2008

RE:	Business and Triarc-Wendy’s Merger Agreement Update
In this memo, I will update you on the business and where we stand with the announced Triarc-Wendy’s merger.
BUSINESS UPDATE
Our priority continues to be driving sales, transactions and store profit margins at every Wendy’s restaurant. After a challenging first quarter, our performance in April was encouraging with positive same-store sales for the month at both company and franchise stores. During May we are seeing positive customer feedback and higher than expected product mix with our high quality Go Wraps, which are distinctive in the marketplace with our premium center-cut chicken.
As food costs continue to rise and consumers feel pinched at the gas pumps, we will continue to evolve our total value strategy with new products and pricing. You will be hearing more about this on a special “Value Strategy” live webcast on May 27.
Looking ahead, we are excited about introducing and promoting Frosty Shakes and Warm Chicken Salads. These products will reinforce Wendy’s quality positioning and continue to make “Waaaay Better Than Fast Food” both a brand promise and an operational reality.
We are excited, too, about our Father’s Day Frosty Weekend promotion on June 13-15, and many activities planned around the Wendy’s system to promote the cause of adoption and support the Dave Thomas Foundation for Adoption. You will see aggressive public relations and advertising to support this effort and raise consumer awareness. We look forward to your participation in this wonderful event.
As announced, our 2008 Fall Update meeting will be held in San Antonio on Sept. 22-23. This will be an important gathering for our company employees and franchise operators. We will discuss business plans, honor our best operators, recognize outstanding marketing programs and introduce Roland Smith, who is CEO of Triarc-Arby’s. We will provide more information about the Fall Update meeting soon.

MERGER UPDATE — PROCESS
Triarc has emphasized that this merger will create opportunities for success greater than either the Arby’s or Wendy’s brand can achieve alone. The merger of our two systems will result in the nation’s third largest fast food restaurant company — with approximately 10,000 stores in the two systems generating more than $12 billion in combined systemwide sales. Triarc has stated that a company of this size with two dedicated brand teams and a support organization will be filled with opportunities for top performers to excel and achieve professional growth.
Over the coming months, there are many transition planning details to work through. We are focused diligently on:
1.	Communications. Our pledge is to communicate details of the merger as they unfold, as well as important information. As you know, Roland already participated in a lobby event to introduce himself to our employees and to discuss the process we will follow to prepare for the merger. We published a Q&A about the merger and related issues, and will continue to update the Q&A with accurate and complete facts. Please contact any member of the Executive Management team with any questions or concerns. Also, as rumors are often untrue, please allow us the opportunity to address them. Again your support and cooperation are both valued and appreciated.

2.	Best Practices Integration. Roland said his goal is to create two world class autonomous and independent brand teams, and a consolidated Support Center to provide shared services to those teams. Arby’s and the Support Center will be located in Atlanta, and Wendy’s will remain in the Columbus, Ohio area. Over the next few months, teams from Arby’s and Wendy’s will begin to lay the ground work on integration. Arby’s Chief Administrative Officer Sharron Barton will lead this project and coordinate with John Barker on our Wendy’s team. Details of the process will be provided as soon as possible. Our goal is to work together to leverage collective strengths and best practices of both brands.

3.	Our Values. The simple but powerful values instilled in Wendy’s by our founder Dave Thomas of “Quality is our Recipe”, “Do the Right Thing”, “Treat People with Respect”, “Profit is Not a Dirty Word” and “Give Something Back” are as important today as ever. Arby’s shares similar values, and while the words may be different, the concepts of integrity, accountability, innovation, teamwork and respect are shared by both brands. Throughout this transition, Wendy’s values will continue as our guiding principles as we work together with the Triarc-Arby’s team.

Finally, and on a personal note, thank you for your dedication and ongoing service to Wendy’s. We all need to stay focused on performing our jobs and supporting our restaurants and franchisees. While the successful completion of the merger is important, running great restaurants is the key to our success. Through times of change, it is more important than ever to remember — Customers First!
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Additional Information about the Merger and Where to Find It
In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also constitutes a prospectus of Triarc. Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders. Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com ) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports.” You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investors” and then under the heading “SEC Filings.”
Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Triarc’s executive officers and directors in its Amendment No. 2 to its Form 10-K filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Form 10-K filed with the SEC on April 28, 2008. You can obtain free copies of these documents from Triarc and Wendy’s using the contact information above.
Safe Harbor Statement
Certain information in this memo, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward looking. The following factors, in addition to other possible factors not listed, could affect Wendy’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include: competition within the quick-service restaurant industry, which remains extremely intense, both domestically and internationally, with many competitors pursuing heavy price discounting; changes in economic conditions; changes in consumer perceptions of food safety; harsh weather, particularly in the first and fourth quarters; changes in consumer tastes; increases in inflation and food, labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of Wendy’s and its franchisees to obtain suitable locations and financing for new restaurant development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; changes in applicable accounting rules; and the ability of Wendy’s to successfully complete transactions designed to improve its return on investment. The execution of the Merger Agreement with Triarc may give rise to other risk factors, including the satisfaction of the conditions to consummation of the merger, including the approval of the merger agreement by shareholders of both companies and all required regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including a termination under circumstances that could require Wendy’s to pay a $10 million expense reimbursement to Triarc; the amount of the costs, fees, expenses and charges related to the merger, including the incurrence of additional compensation expense to retain employees; the effect of the announcement of the merger on Wendy’s business relationships, operating results and business generally, including the ability to retain key employees; the risk that the merger may not be completed in a timely manner or at all, which may adversely affect Wendy’s business and the price of its common shares; the potential adverse effect on Wendy’s business, properties and operations because of certain covenants in the merger agreement; the risk that Wendy’s may be subject to litigation in connection with the merger; and risks related to diverting management’s attention from Wendy’s ongoing business operations.